Exhibit 99.2

Computershare 100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com
Date: April 9, 2020

To: All Canadian Securities Regulatory Authorities

Subject: DENISON MINES CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 6, 2020
Record Date for Voting (if applicable) :	May 6, 2020
Beneficial Ownership Determination Date :	May 6, 2020
Meeting Date :	June 25, 2020
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	248356107	CA2483561072

Sincerely,

Computershare
Agent for DENISON MINES CORP.